                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                         AMENDMENT NO. 1 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              MINNTECH CORPORATION
       -------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.05 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    604258103
            --------------------------------------------------------
                                 (CUSIP Number)

                                Girard P. Miller
                                 4200 IDS Center
                               80 South 8th Street
                              Minneapolis, MN 55402
                                 (612) 371-3211
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 8, 2001
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages

CUSIP No.  604258103
-------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    Kenneth Brimmer

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) /_/
                                                                         (b) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS (See instructions)               PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(a) or 2(b)                                                   /_/

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION              Minnesota

--------------------------------------------------------------------------------

                          7     SOLE VOTING POWER

       NUMBER OF                32,400
        SHARES       -----------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8     SHARED VOTING POWER
         EACH
       REPORTING                190,000
        PERSON       -----------------------------------------------------------
         WITH
                          9     SOLE DISPOSITIVE POWER

                                32,400
                     -----------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                190,000

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     222,400

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  /X/

     (See instructions)

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.3%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See instructions)

     IN

--------------------------------------------------------------------------------

                               Page 2 of 15 Pages

CUSIP No.  604258103


Item 1.           SECURITY AND ISSUER.

         (a) Title of Class of Securities: Common Stock, $.05 par value per share.

         (b)      Name of Issuer:  Minntech Corporation (the "Company")

         (c) Address of Issuer's Principal Executive Offices: 14605 28th Avenue South, Minneapolis, Minnesota 55447

Item 2.           IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing: Kenneth Brimmer

         (b) Business Address: Suite 1500, 601 Carlson Parkway, Minnetonka, Minnesota 55305

         (c) Principal Occupation or Employment: Chairman and Chief Executive Officer of Active IQ Technologies, Inc.

         (d) Conviction in a criminal proceeding during the last five years: No.

         (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No.

         (f)      Citizenship: Minnesota.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds.

Item 4.           PURPOSE OF TRANSACTION.

                  Mr. Brimmer's above-reported sales of the Company's common stock were made for investment purposes. While he was a Reporting Person, Mr. Brimmer had no definitive plans with respect to the Company which would result in the acquisition of additional securities of the Company, an extraordinary corporate transaction or sale or transfer of assets of the Company, a change in the Board of Directors or management or charter or bylaws of the Company, the delisting of the Company securities or any similar transaction.


                               Page 3 of 15 Pages

Item 5.           INTEREST IN SECURITIES OF ISSUER

         (a) Number and Percentage of Class beneficially owned: As of March 8, 2001, Mr. Brimmer personally owned 32,400 shares of the Registrant. Mr. Brimmer is a director and shareholder of Oxboro Medical, Inc., which, as of March 8, 2001, owned 190,000 shares of the Registrant. Mr. Brimmer has either sole or shared voting and dispositive power over 222,400 shares or 3.3% of the common stock of the Company based on 6,679,287 shares of the Company's common stock outstanding as of December 30, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

                  Mr. Brimmer disclaims ownership of the 101,800 shares held by Mr. Copperud, which, if not disclaimed would result in a beneficial ownership for Mr. Brimmer of 324,200 shares or 4.8% of the common stock of the Company, based on 6,679,287 shares of the Company's common stock outstanding as of December 30, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

         (b) As of March 8, 2001, Mr. Brimmer had sole voting and dispositive power over 32,400 shares of the Company owned by him and shared voting and dispositive power with respect to 190,000 shares of the Company owned by Oxboro Medical, Inc.

                  Mr. Brimmer disclaims beneficial ownership with respect to the shares the Company owned individually by Mr. Copperud.

         (c) Transactions within 60 days: The following table summarizes Mr. Brimmer's transactions in the common stock of the Registrant within the last sixty (60) days:


DATE                       TRANSACTION      PRICE PER SHARE     NUMBER OF SHARES
----                       -----------      ---------------     ----------------
March 6, 2001                  Sale               8.25                 700
March 7, 2001                  Sale               8.25               4,100
March 8, 2001                  Sale             8.5625               2,600
March 8, 2001                  Sale              8.375               5,000

         (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                  Not applicable.

         (e)      Last Date on Which Reporting Person Ceased to be a 5%
                  Holder:

                  March 8, 2001.


                               Page 4 of 15 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Form 13D or between such persons and any person with respect to any securities of Oxboro Medical, Inc., except that Mr. Brimmer and Mr. Copperud have an informal, unwritten, non-binding understanding. Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning Oxboro Medical, Inc., and requests for information addressed to Oxboro Medical, Inc., which might affect the valuation of their respective investments. There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving any person named in this Schedule 13D relating to the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement dated as of April 9, 2001.


                               Page 5 of 15 Pages

CUSIP No.   604258103
-------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      Gary Copperud

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) /_/
                                                                        (b) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS (See instructions)               PF

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(a) or 2(b)                                                   /_/

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION              Colorado

--------------------------------------------------------------------------------

                          7     SOLE VOTING POWER

       NUMBER OF                101,800
        SHARES          --------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8     SHARED VOTING POWER
         EACH
       REPORTING                190,000
        PERSON          --------------------------------------------------------
         WITH
                          9     SOLE DISPOSITIVE POWER

                                101,800
                        --------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                190,000

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     291,800

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  /X/
     (See instructions)

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See instructions)

        IN

--------------------------------------------------------------------------------


                               Page 6 of 15 Pages

CUSIP No.  604258103


Item 1.           SECURITY AND ISSUER.

         (a) Title of Class of Securities: Common Stock, $.05 par value per share.

         (b)      Name of Issuer:  Minntech Corporation (the "Company")

         (c) Address of Issuer's Principal Executive Offices: 14605 28th Avenue South, Minneapolis, Minnesota 55447.

Item 2.           IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing: Gary Copperud.

         (b)      Business Address: 13828 Lincoln Street NE, Ham Lake,
                  Minnesota  55304

         (c)      Principal Occupation or Employment: Investor

         (d) Conviction in a criminal proceeding during the last five years: No.

         (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No.

         (f)      Citizenship: Colorado.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Personal funds.

Item 4.           PURPOSE OF TRANSACTION.

         Mr. Copperud's above-reported sales of the Company's common stock were made for investment purposes. While he was a Reporting Person, Mr. Copperud had no definitive plans with respect to the Company which would result in the acquisition of additional securities of the Company, an extraordinary corporate transaction or sale or transfer of assets of the Company, a change in the Board of Directors or management or charter or bylaws of the Company, the delisting of the Company securities or any similar transaction.


                               Page 7 of 15 Pages

Item 5.           INTEREST IN SECURITIES OF ISSUER

         (a) Number and Percentage of Class beneficially owned: As of March 8, 2001, Mr. Copperud personally owned 101,800 shares of the Registrant. Mr. Copperud is a director and shareholder of Oxboro Medical, Inc., which, as of March 8, 2001, owned 190,000 shares of the Registrant. Mr. Copperud has either sole or shared voting and dispositive power over 291,800 shares or 4.3% of the common stock of the Company based on 6,679,287 shares of the Company's common stock as of December 30, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

                  Mr. Copperud disclaims ownership of the 32,400 shares held by Mr. Brimmer, which, if not disclaimed would result in a beneficial ownership for Mr. Copperud of 324,200 shares or 4.8% of the common stock of the Company.

         (b) As of March 8, 2001, Mr. Copperud had sole voting and dispositive power over 101,800 shares of the Company owned by him. As of March 8, 2001, Mr. Copperud shared voting and dispositive power with respect to 190,000 shares of the Company owned by Oxboro Medical, Inc.

                  Mr. Copperud disclaims beneficial ownership with respect to the shares of the Company owned by Mr. Brimmer.

         (c) Transactions within 60 days: The following table summarizes Mr. Copperud's transactions in the common stock of the Registrant within the last sixty (60):


DATE                    TRANSACTION        PRICE PER SHARE      NUMBER OF SHARES
----                    -----------        ---------------      ----------------
February 6, 2001            Sale                 7.73                 1,100
February 8, 2001            Sale                 7.37                 9,000
March 6, 2001               Sale                 7.75                 9,300
March 7, 2001               Sale                 7.95                 6,800
March 8, 2001               Sale                 8.60                 7,000

         (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                  Not applicable.

         (e)      Last Date on Which Reporting Person Ceased to be a 5%
                  Holder:

                  March 8, 2001.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Form 13D or between such persons and any person with


                               Page 8 of 15 Pages
                  respect to any securities of Oxboro Medical, Inc., except that Mr. Brimmer and Mr. Copperud have an informal, unwritten, non-binding understanding. Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning Oxboro Medical, Inc., and requests for information addressed to Oxboro Medical, Inc., which might affect the valuation of their respective investments. There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Form 13D relating to the Company.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 - Joint Filing Agreement dated as of April 9, 2001.


                               Page 9 of 15 Pages

CUSIP No.   604258103
-------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS     Oxboro Medical, Inc.
                                                                      41-1391803
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) /_/
                                                                        (b) /X/

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS (See instructions)               WC

--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(a) or 2(b)                                                   /_/

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION              Minnesota

--------------------------------------------------------------------------------

                          7     SOLE VOTING POWER

       NUMBER OF                190,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8     SHARED VOTING POWER
         EACH
       REPORTING                0
        PERSON          --------------------------------------------------------
         WITH
                          9     SOLE DISPOSITIVE POWER

                                190,000
                        --------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     190,000

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  /X/
     (See instructions)

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See instructions)

        CO

--------------------------------------------------------------------------------


                               Page 10 of 15 Pages

CUSIP No.  604258103


Item 1.           SECURITY AND ISSUER.

         (a) Title of Class of Securities: Common Stock, $.05 par value per share.

         (b)      Name of Issuer:  Minntech Corporation (the "Company")

         (c) Address of Issuer's Principal Executive Offices: 14605 28th Avenue South, Minneapolis, Minnesota 55447.


Item 2.           IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing:   Oxboro Medical, Inc.

         (b) Principal Office: 13828 Lincoln Street N.E., Ham Lake, Minnesota 55304.

         (c) Principal Business: Oxboro Medical, Inc. develops, assembles and markets medical and surgical devices.

         (d) Conviction in a criminal proceeding during the last five years: No.

         (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No.

         (f)      State of Organization: Minnesota.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Working capital.

Item 4.           PURPOSE OF TRANSACTION.

         Oxboro Medical, Inc.'s above-reported sales of shares of common stock of the Company were for investment purposes as part of its continuing goal of maximizing value for Oxboro Medical, Inc. shareholders.


                               Page 11 of 15 Pages

Item 5.           INTEREST IN SECURITIES OF ISSUER

         (a) Number and Percentage of Class beneficially owned: As of March 8, 2001 Oxboro Medical, Inc. had sole voting and dispositive power over 190,000 shares of the Registrant, or 2.8% of the common stock of the Registrant based on 6,679,287 shares of the Company's common stock outstanding as of December 30, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. Two of Oxboro Medical, Inc.'s directors also own shares of the Registrant; Mr. Brimmer has sole voting and dispositive power over 32,400 shares and Mr. Copperud has sole voting and dispositive power over 101,800 shares. Oxboro Medical, Inc. disclaims beneficial ownership of the shares held individually by Messrs. Brimmer and Copperud, which shares, if not disclaimed, would result in a total of 324,200 shares, or 4.8% of the common stock of the Registrant, over which Oxboro Medical, Inc. would have voting or dispositive power.

         (b) As of March 8, 2001, Oxboro Medical, Inc. had sole voting and dispositive power over 190,000 shares of the Company owned by it. Oxboro Medical, Inc. does not have shared voting or dispositive power with respect to any shares of the Company.

                  Oxboro Medical, Inc. disclaims beneficial ownership with respect to the shares of the Company owned by Messrs. Copperud and Brimmer.

         (c) Transactions within 60 days: The following table summarizes Oxboro Medical, Inc.'s transactions in the common stock of the Registrant within the last sixty (60) days:


DATE              TRANSACTION           PRICE PER SHARE         NUMBER OF SHARES
----              -----------           ---------------         ----------------
March 7, 2001        Sale                    8.5625                  1,500
March 8, 2001        Sale                     8.375                  2,500
March 8, 2001        Sale                     8.375                  6,000

         (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                  Not applicable.

         (e)      Last Date on Which Reporting Person Ceased to be a 5%
                  Holder:

                  March 8, 2001.


                               Page 12 of 15 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 - Joint Filing Agreement dated as of April 9,
                  2001.


                               Page 13 of 15 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2001

                                         /s/ Kenneth Brimmer
                                       -----------------------------------------
                                             Kenneth Brimmer


                                         /s/ Gary Copperud
                                       -----------------------------------------
                                             Gary Copperud


                                       OXBORO MEDICAL, INC.


                                       By: /s/ Ramon L. Burton
                                       -----------------------------------------
                                       Ramon L. Burton, Chief Financial Officer


                               Page 14 of 15 Pages